SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 9, 2023, Nano Dimension Ltd. (the “Registrant”) issued: (i) a press release titled “Nano Dimension Announces Formal Offer to Acquire Stratasys for $18.00 Per Share to Create Additive Manufacturing Industry Leader,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein; (ii) a press release titled “Nano Dimension Strongly Disagrees with ISS Recommendation and Reiterates Call for Shareholders to Disregard the Invalid Murchinson Meeting and Related Proxy Materials,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein; and (iii) a press release titled “Nano Dimension Answers over 21 Questions of A Very Confused Shareholder, (a/k/a “Murchinson”) and Possibly More Perplexed “Mr. Marc Bistricer”,” a copy of which is furnished herewith as Exhibit 99.3 and incorporated by reference herein.

The first two and the sixth paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on March 9, 2023, titled “Nano Dimension Announces Formal Offer to Acquire Stratasys for $18.00 Per Share to Create Additive Manufacturing Industry Leader.”
99.2	Press release issued by Nano Dimension Ltd. on March 9, 2023, titled “Nano Dimension Strongly Disagrees with ISS Recommendation and Reiterates Call for Shareholders to Disregard the Invalid Murchinson Meeting and Related Proxy Materials.”
99.3	Press release issued by Nano Dimension Ltd. on March 9, 2023, titled “Nano Dimension Answers over 21 Questions of A Very Confused Shareholder, (a/k/a “Murchinson”) and Possibly More Perplexed “Mr. Marc Bistricer”.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: March 10, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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